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                                                                EXHIBIT 99(a)(4)

Dillon, Read & Co. Inc.



                                         535 Madison Avenue
                                      New York, New York  10022
                                             212-906-7000


                                    April 5, 1996


Board of Directors
Bird Corporation
1077 Pleasant Street
Norwood, MA  02062

Dear Sirs:

          You have requested our opinion as to the fairness, from a financial point of view, of the per share consideration to be received by the holders (the "Shareholders") of common stock, each with par value $1.00 per share ("Common Stock") of Bird Corporation ("Bird") in connection with the proposed tender offer for the Common Stock and subsequent acquisition of Bird (the "Transaction") by BI Expansion Corp. ("BE"), a wholly owned subsidiary of CertainTeed Corporation ("CertainTeed").

          The terms of the tender offer and acquisition are to be set forth in an Amended and Restated Agreement and Plan of Merger by and among Bird, CertainTeed and BE (the "Agreement").
Subject to the terms and conditions in the Agreement, in the tender offer, each issued and outstanding share of Common Stock validly tendered and not withdrawn will be purchased by BE for cash consideration, without interest, of $7.50 net to the seller, and in the event the acquisition is consummated, each issued and outstanding share of Common Stock shall be converted into the right to receive cash, without interest, in the amount of $7.50 net to the seller.

          Dillon, Read & Co. Inc. ("Dillon Read") has acted as financial advisor to Bird in connection with the Transaction. At the request of Bird, we acted as agent in soliciting offers for the purchase of Bird. Dillon Read has previously performed investment banking services for Bird, for which we received compensation customary for such services. For services we per-formed in connection with the Transaction (including the ren-dering of this opinion), Dillon Read will receive a fee upon closing of the Transaction.

          In arriving at our opinion, we have reviewed a draft of the Agreement and certain business and financial information relating to Bird and its subsidiaries, including audited con-solidated financial statements, unaudited business segment
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financial information, certain financial projections, estimates and analyses provided to us by Bird management, and have reviewed and discussed the businesses and prospects of Bird and its subsidiaries with representatives of Bird management and have compared that information to similar data for other publicly-held companies in lines of business generally comparable to that of Bird. We have also considered the trading history of the Common Stock.

     In arriving at our opinion, we have also considered the financial terms of certain other mergers and acquisitions which we believe to be generally comparable to the Transaction and have considered such other information, financial studies and analyses, and financial, economic and market criteria as we deemed relevant.

          In connection with our review, we have not indepen-dently verified any of the foregoing information and have, at your direction, relied on its being complete and accurate in all material respects. We have not made an independent evaluation or appraisal of any assets of liabilities (contingent or otherwise) of Bird or any of its subsidiaries. With respect to the financial projections, estimates and analyses provided to us by Bird, we have assumed, at your direction, that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Bird as to its future financial performance. Our opinion is based on economic, monetary and market conditions existing on the date hereof and the information made available to us through the date hereof.

          In rendering this opinion, we are not making any rec-ommendation regarding whether or not it is advisable for Share-holders to vote in favor of the Transaction.

          Based upon and subject to the foregoing, we are of the opinion, as of the date hereof, that the consideration to be received by the Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Shareholders.

                              Very truly yours,



                              Dillon, Read & Co. Inc.